January 30, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Lithium Exploration Group, Inc.
Amendment No. 2. to Registration Statement on Form S-1
Filed December 22, 2011
File No. 333-175883

Dear Mr. Gilmore:

     We are responding to comments contained in the staff letter, dated January 6, 2012, addressed to Alexander Walsh, the President and Principal Executive Officer of Lithium Exploration Group, Inc., with respect to the amended registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011. Please note that the Registration Statement has been revised to increase the number of shares that are being registered to 6,350,711, which is comprised of the following:

     2,218,181 shares of the Company’s common stock which are issuable upon conversion of the debentures. This amount is based on using the formula in Section 4(b) and is based on 55% of $.75 which was the lowest reported sales price of the Company’s common stock within 20 days of January 9, 2012 and which is a discount to market. The Company used January 9, 2012 as an assumed date in order to do the calculation.

     2,000,000 shares of the Company’s common stock which were issued on conversion of the debentures by the selling shareholder;

     1,807,000 shares of common stock issuable upon the exercise of the warrants and

     325,301 shares issuable upon a payment of interest on the debentures, which is based on a conversion price of $.83 per share and which may be at a discount to the market of the Company’s common stock.

Please see pages 2, 3, 6 and 37.

Additionally, we elected not to make the January 2012 payment on our option on the Salta property and as a result that option terminated on January 18, 2012 and no further payments are due on this option. We have updated the Registration Statement to reflect this. Please see pages 5 and 21 of the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

When you respond to our comments by adding disclosure to your filing, do not merely state "[t]he registration statement has been revised" as you have done with respect to prior comments 5 and 6 from our letter to you dated November 23, 2011; instead, please provide page numbers where your responsive disclosure may be found.

Response:

The Company will provide page numbers where its responsive disclosure may be found.

2.

We note your response to comment 2 from our letter to you dated November 23, 2011 and remind you that you will need to resolve any comments relating to the confidential treatment request for your letter agreement with Glottech-USA, LLC prior to requesting acceleration of effectiveness of this Form S-1.

Response:

The Company will not request acceleration of the effectiveness of the Registration Statement until the confidential treatment request has been resolved.

3

Please provide be sure to provide updated disclosure with each amendment. For example, please provide an update as to whether you have paid the $60,000 due in December 2011 with respect to the mineral permits in Alberta, Canada and the $100,000 due January 2012 with respect to the Argentine mineral claims. As another example, please update the disclosure on page 37 and elsewhere regarding the number of shares of your common stock issued and outstanding.

Response:

The Registration Statement has been revised to update the disclosure contained therein. Please see pages 5, 6, 15, 16, 21, 25, 27, 31, 32, 33 and 34.

4

We note that your "Selling Stockholder" disclosure on page 42 indicates only one selling stockholder, and yet you refer multiple times in the filing to "selling stockholders"(plural). Please revise as appropriate.

Response:

The Registration Statement has been revised to indicate that there is only one selling shareholder. Please see pages 3, 35 and 39.

5

We note your response to the prior comment 6 from our letter to you dated November 23, 2011, and we reissue the comment in part. We note several instances in which you mention the interest payable at maturity of the convertible debenture but do not clarify that the conversion price of $0.83 may be at a discount to the market price of common stock at the time of maturity. Please revise to clarify, including in the following instances:

•	Page 7, Selling Stockholder Financing Transaction, second paragraph.

•	Page 15, MD&A, Plan of Operation, second paragraph.

•	Page 16, under the subheading Anticipated Cash Requirements, third paragraph.

Page 39, under the heading Convertible Securities – Debentures, second paragraph.

Response:

The Registration Statement has been revised in accordance with the staff’s comment. Please see pages 3, 6, 7, 15, F-15 of the notes for the financial statements for the quarter ended September 30th, F-17 of the notes for the financial statements for the year ended June 30th, 34 35, 37 and 41.

Selling Stockholder Financing Transaction, page 7

6.

We note that on November 22, 2011, Hagen Investments converted $585,000 of the debenture and received 2,000,000 shares of your common stock. Please disclose the conversion price and how that price was determined.

Response:

The Registration Statement has been revised to disclose that the conversion price was $.2925 which was determined by using $.45 which was the lowest sales price of the Company’s Common Stock during the twenty trading days prior to November 22, 2011 and multiplying that by 65%. Please see pages 7 and 37.

Business, page 21

7.

We note your disclosure that as part of the letter agreement, Alexander Walsh, your director and officer, will also provide Glottech with the option, for a period of 12 months, to acquire 2,000,000 shares of your common stock currently held by him, for a total price of $1. We also note your statement that if, for any reason, Mr. Walsh fails to deliver the 2,000,000 shares of your common stock to Glottech, it will be your responsibility to issue the shares from treasury. Please disclose at what price you would issue the shares from treasury and how you would account for such issuance.

Response:

The Registration Statement has been revised in accordance with the staff’s comment. Please see page 21.

Certain Relationships and Related Transactions, page 37

8.	We note your response to our prior comment 15. Please revise to clarify the meaning of and correct the apparent typographical errors in the following statements on page 37:

•

"The decision by Mr. Walsh to pledge his shares was made as part of the negation [sic] of the debenture transaction in order to give the debenture purchase [sic] security in case the debenture was not paid back or the Company otherwise breached is [sic] obligations under the debenture documents [emphasis added]." (This statement also appears on page 7; please make any corresponding corrections there as well.)

•

"Mr. Walsh has [sic] received any consideration for entering into the guaranty and pledge agreement [emphasis added]." This statement appears to be contradicted by a statement on page 7 that "Mr. Walsh has not received any consideration for entering into the guaranty and pledge agreement."

If Mr. Walsh did receive or will receive any consideration for entering into the guaranty and pledge agreement, please specify what the consideration is or will be.

Response:

The registration statement has been revised according to the staff’s comments. Please see page 7 and 32.

Exhibits, page 47

9.

We note your response to our prior comment 18 and reissue the comment in part. We note your statement in your response letter that "A description of the verbal agreement between the Company and Mr. Walsh has been included as exhibit 10.13. No other agreements between the Company and Mr. Walsh or the Company and its directors are in existence." However, we note the mention on page 36 of a "management agreement" between the company and Mr. Walsh which was apparently in effect until very recently, having been "terminated in September 2011." Please file this agreement, or if it was a verbal agreement, file a description of it.

Response:

The management agreement has been filed as exhibit 10.18. The letter agreement terminating the management has been filed as exhibit 10.19.

Closing Comments

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Alexander Walsh
Alexander Walsh
President and Chief Executive Officer